UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-36848

Check-Cap Ltd.

Check-Cap Building Abba Hushi Avenue
P.O Box 1271
Isfiya, 3009000, Mount Carmel, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

CONTENTS

On January 3, 2024, Mr. William Vozzolo, notified Check-Cap Ltd. (“Check-Cap”) of his resignation from his position as a member of the board of directors (the “Board”) and as an independent member of the audit committee of Check-Cap. Mr. Vozzolo’s resignation was not related to any disagreement with Check-Cap on any matter relating to the Check-Cap’s operations, policies or practices.

This Report of Foreign Private Issuer on Form 6-K (“Report”) is incorporated by reference into Check-Cap’s Registration Statement on Form F-3 (File No. 333-211065, 333-225789 and 333-262401) and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.

Date: January 5, 2023	By:	/s/ Alex Ovadia
	Name:	Alex Ovadia
	Title:	Chief Executive Officer